Mail Stop 3561

June 23, 2010

<u>Via Fax & U.S. Mail</u>

Mr. James J. Murren
Chief Executive Officer
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109

      Re: MGM Resorts International
                 Form 10-K for the year ended December 31, 2009
                 Filed February 26, 2010
                 File No. 1-10362

Dear Mr. Murren:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. James J. Murren
MGM Resorts International
June 23, 2010
Page 2
Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1. We note that following the Executive Overview, you present Summary Financial
    Results, followed by Operating Results-Adjusted EBITDA, followed by Detailed
    Revenue Information, Details of Certain Charges, and Income (Loss from
    Unconsolidated Affiliates. As the level of detail in these presentations is not
    consistent with your Consolidated Statements of Operations, as well as the fact
    that justifications for the various fluctuations are scattered in all of these sections
    and the Executive Overview section, it becomes difficult for an investor to
    analyze and understand factors responsible for changes in the various financial
    statement line items reflected in your historical statements of operations. We
    suggest that you revise your MD&A section in future filings to present the
    statement of operations line item changes consistent with your financial
    statements, followed by a narrative explanation and analysis of the reasons for
    changes in your statements of operations, and when applicable, with cross
    references to the Executive Overview section.

2. Furthermore, the analysis on a historical GAAP basis should be presented more
    prominently than your presentations and discussions of Adjusted EBITDA
    because MD&A is intended to provide material disclosure and analysis enabling
    investors and other users to assess the results of operations and financial condition
    on a historical basis. Please confirm that the GAAP financial statements
    discussion and analysis will precede any non-GAAP analysis in future filings.

3. Please apply the aforementioned suggestions and changes in all future filings
    beginning with the Company's next quarterly report on Form 10-Q.

Note 4- Assets Held for Sale and Discontinued Operations, page 72

4. We note that in connection with the sale of the Treasure Island casino resort, the
    Company received $600 million in cash proceeds and a $175 million secured note
    bearing interest at 10% payable no later than 36 months after closing, adjusted for
    a $20 million discount on the purchase price. We further note that the results of its
    operations have not been classified as discontinued operations because the
    Company expects to continue to receive significant cash flows from customer
    migration. Please expand your disclosure in future filings to clarify why the
    company expects to receive significant cash flows from customer migration and
    to indicate the period of time over which these continuing cash flows are
    expected. Refer to the disclosure requirements outlined in ASC 205-20-50-4.

Note 8 – Investments in and Advances to Unconsolidated Affiliates

5. Given the overall significance of the Company's investment in CityCenter
   Holdings LLC in relation to the Company's financial condition and results of
   operations, please revise future filings to provide summarized financial
   information for the Company's investment in this entity on a standalone basis.
   Refer to the disclosure requirements outlined in Rule 4-08(g) of Regulation S-X
   and ASC 323-10-50-3.

Note 19 Condensed Consolidating Financial Information

6. We note that the Company has presented condensed consolidating financial
   information for the Company and its guarantor and non-guarantor subsidiaries of
   the Company's senior credit facility, and the senior and subordinated notes of the
   Company and its subsidiaries. Please confirm and revise Note 19 in future filings
   to clarify whether all of the guarantor subsidiaries of the senior and subordinated
   notes outstanding are 100% owned as required by Rule 3-10(f) of Regulation S-X.

Form 10-Q for the period ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

7. Based on the property level operating results described in "Operating Results-
   Adjusted EBITDA" section, it appears that operating income at the property level
   has declined significantly on an annual basis from 2008 to 2009 and again for the
   three months ended March 31, 2010 as compared to the same period of the
   previous year. In light of these negative trends, supplementally advise us and add
   disclosure in future filings to expand on the methods and significant assumptions
   that were used in your impairment analysis for long-lived assets. Your revised
   discussion should also address how actual results compare to projections and
   assumptions used in your most recentlycompleted impairment analysis for your
   long-lived assets.

Note 2-Investments in and Advances to Unconsolidated Affiliates, page 6

8. We note your disclosure indicating that the Company evaluates its investments in
   unconsolidated affiliates for impairment when events or changes in circumstances
   indicate that the carrying value of such investment may have experienced an
   "other-than-temporary" decline in value. If such conditions exist, the Company
   compares the estimated fair value of the investment to its carrying value to
   determine if impairment is indicated and determines whether such impairment is
   "other-than-temporary" based on its assessment of all relevant factors. Estimated
   fair value is determined using a discounted cash flow analysis and market
   indicators of terminal year capitalization rates. You state that the Company did

not believe circumstances exist as of March 31, 2010 that would cause the Company to evaluate the CityCenter investment for impairment.

However, based on your disclosures in your Form 10-Q for the quarter ended March 31, 2010 we note the following matters which raise concern as to whether a potential impairment in this investment may exist:

- CityCenter management determined the fair value less costs to sell of recently completed residential units was below its carrying value and as a result recorded an impairment charge of approximately $171 million. The Company recognized 50% of such impairment charge, resulting in a pre-tax charge of approximately $86 million.
- As construction of additional residential inventory is completed, CityCenter will be required to measure such inventory at the lower of a) its carrying value, or b) fair value less costs to sell. It is reasonably possible that the fair value less cost to sell of the residential inventory at completion will be below the inventory's carrying value, and that the joint venture will be required to record additional impairment charges in future periods.
- The unfavorable economic environment persisted throughout the first quarter of 2010 and through the present time, and City Center's operating loss as indicated in your MD&A at the property level increased from $(8,104) to $(122,105).

In light of the aforementioned considerations, please tell us and expand your disclosure in future filings to describe why you did not believe circumstances exist as of March 31, 2010 that would cause the Company to evaluate the CityCenter investment for a potential impairment or your recorded investment. We may have further comment upon reviewing your response.

9. In addition, please provide an expanded discussion of assumptions used in the impairment analysis at the property level that resulted in the $171 million impairment charge during the first quarter of 2010. We may have further comment upon reviewing your response.

Note 4-Commitments and Contingencies, page 10

10. We note your disclosures regarding the Perini litigation and subsequent addition of a count for foreclosure of Perini's recorded master mechanic's lien against the CityCenter property in the amount of $491 million where they assert the priority of this mechanic's lien over the interests of the CityCenter Owners, the Condo Owner Defendants and the Project lenders in the CityCenter property. Pursuant to ASC 450-20-50-4 and in light of the materiality of the amounts involved, supplementally advise us and expand future disclosures to provide an estimate of the possible range of loss beyond the asserted amount or state that such an estimate cannot be made.

11. In your Form 10-K for the year ended December 31, 2009 under "Legal Proceedings", you discuss six lawsuits against the Company and various of its former and current directors alleging that that defendants artificially inflated the Company's common stock price by knowingly making materially false and misleading statements and omissions to the investing public about the Company's financial statements and condition, operations, CityCenter, and the intrinsic value of the Company's common stock; that these alleged misstatements and omissions thereby enabled certain Company insiders to derive personal profit from the sale of Company common stock to the public; that defendants caused plaintiffs and other shareholders to purchase MGM MIRAGE common stock at artificially inflated prices; and that defendants imprudently implemented a share repurchase program during the relevant time period to the detriment of the Company. Your footnote disclosures in both the Annual Report on Form 10-K for the year ended December 31, 2009 and Form 10-Q for the period ended March 31, 2010 do not address these lawsuits and it is not clear whether they are encompassed in the section titled "Litigation" that indicates that Management does not believe that the outcome of other proceedings will have a material adverse effect on the Company's financial position or results of operations. In light of the nature of these lawsuits, please include future disclosure in the notes to the Company's financial statements explaining the nature of the litigation and the range of potential loss to which the Company is exposed in connection with these matters. Refer to the guidance outlined in ASC 450-20-50. If management does not believe additional disclosures are required, please explain why.

Executive Overview, page 16
Borgata

12. We note from the disclosure on page 17 that the New Jersey Casino Control Commission approved the Company's settlement with the New Jersey Division of Gaming Enforcement pursuant to which the Company placed its 50% ownership interest in the Borgata Hotel Casino & Spa and related land into a divesture trust. We also note that the terms of the settlement mandate the sale of the trust property within a 30 month period. We further note that in connection with the settlement, the Company has also entered into an amendment to the joint venture agreement with Boyd to permit the transfer of the Company's 50% interest and under this amendment, Boyd will receive a priority distribution of approximately $31 million upon successful refinancing of the Borgata credit facility. In addition, Boyd will also receive a payment from the trust equal to the greater of $10 million or 3% of the proceeds from the sale of the Company's 50% interest in Borgata. Please tell us and revise the notes to your financial statements in future filings to clarify whether the settlement agreement involving the Company's investment in Borgata and the related amendments to the joint venture agreement with Boyd are expected to have any material adverse impact on the Company's recorded investment in the Borgata. If not, please explain in detail the Company's basis or rationale for its conclusions. We may have further comment upon receipt of your

response.

Liquidity and Capital Resources, page 23

13. We note from the discussion on page 23 of MD&A that the Company issued $1.15 billion of 4.25% convertible senior notes in April 2010 which are convertible into shares of the Company's common stock at an initial conversion price of approximately $18.58 per share. We also note that in connection with the notes offering, the Company entered into a capped call option transaction with a cap price equal to approximately $21.86 per share to reduce the potential dilution of the Company's common stock upon conversion of the notes. Please tell us and revise the notes to the Company's interim financial statements in future filings to explain the accounting treatment used in connection with both the issuance of the convertible notes and the capped call option. As part of your response and your revised disclosure, please explain how the conversion price for the convertible notes was determined and indicate whether the terms of the notes provided for a beneficial conversion feature. Your response and your revised disclosure should also explain how you accounted for the issuance of the convertible notes and the capped call option in your financial statements as well as the relevant accounting literature applied in accounting for these transactions. We may have further comment upon review of your response and your revised disclosures.

Definitive Proxy Statement on Schedule 14A

14. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Other

15. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Daniel J. D'Arrigo, CFO
        (702) 693-7628